QuickLinks -- Click here to rapidly navigate through this document

Baker Botts L.L.P.
30 Rockefeller Plaza
New York, New York 10112

May 9, 2005

Via Federal Express and EDGAR
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Max A. Webb
                  Assistant Director

Re:    Discovery Holding Company
         Registration Statement on Form 10
         File No. 0-51205
         Filed March 15, 2005

Dear Mr. Webb:

        Discovery Holding Company (the "Company") has electronically filed under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Amendment No. 1 ("Amendment No. 1") to its Registration Statement on Form 10 (File No. 0-51205), originally filed on March 15, 2005 (the "Registration Statement"). The Registration Statement relates to the proposed spin off (the "Spin Off") of the Company by its parent, Liberty Media Corporation ("LMC"). Amendment No. 1 includes, as Exhibit 99.1 thereto, a revised version of the information statement with respect to the Spin Off, substantially in the form required by Regulation 14C under the Exchange Act (the "Information Statement"), which will be provided to LMC's shareholders prior to the effective date of the Spin Off.

        Set forth below are the Company's responses to the comments contained in your letter to the Company, dated April 8, 2005 (the "Comment Letter"), regarding the Registration Statement. The numbered paragraphs below correspond to the numbered paragraphs of the SEC Letter.

Exhibit 99.1 Information Statement

What is the reason for the spin off? page 2

  1.
  Comment:  It is not readily apparent why the spin off would reduce the perceived discount from net asset value reflected in the trading prices of LMC common stock. Please explain or cross-reference the discussion on page 18.

    Response:  In response to the staff's comment, the Company has added a cross-reference to the discussion on page 18 of the Information Statement.

Risk Factors, page 5

  2.
  Comment:  Consider adding a risk factor that addresses your inability to access the cash that Discovery generates from its operations unless Discovery pays a dividend on its stock. We note that Discovery historically has not paid dividends and that you do not have sufficient voting control to cause Discovery to pay dividends.

    Response:  The Company has revised the disclosure to respond to the comment.

  3.
  Comment:  Please add a risk factor that you may become an inadvertent investment company because of your lack of control of Discovery or supplementally advise why such a risk factor is not necessary.

    Response:  The Company hereby supplementally advises the staff that the Company does not believe such a risk factor is necessary, because the Company does not fall within the definition of "investment company" in Section 3(a)(1) of the Investment Company Act of 1940, as amended (the "ICA"). The Company is not engaged primarily in the business of investing, reinvesting or trading in securities, is not engaged in the business of issuing face-amount certificates, and does not own or propose to acquire investment securities having a value exceeding 40 percent of the Company's total assets, within the meaning of the ICA. As you know, under Sections 3(a)(2) and 2(a)(24) of the ICA, securities issued by Discovery (a non-investment company, 50% of the outstanding voting securities of which will be owned by the Company at the time of the spin off), are not investment securities with respect to the Company. Further, although the Company will not control Discovery, it will have the ability to block any issuances of securities by Discovery which could dilute the Company's ownership of voting securities below 50%. Accordingly, the Company does not consider it necessary to include a risk factor that it may become an inadvertent investment company.

We do not have the right to manage Discovery, page 5

  4.
  Comment:  Your disclosure regarding John Hendricks is unclear. Clarify what his ownership of Discovery is and state what his voting powers are. Consider providing this information in a separate risk factor or otherwise provide a cross reference to the more detailed discussion elsewhere in this document.

    Response:  The Company has revised the disclosure to respond to the comment.

Ascent Media's business depends on certain client industries, page 7

  5.
  Comment:  Describe the "fundamental changes in business practices" of client industries that could cause a material reduction in demand for Ascent Media's services.

    Response:  The Company has revised the disclosure to respond to the comment.

A labor dispute may disrupt our business, page 8

  6.
  Comment:  Please provide additional detail so that investors can better understand the magnitude of this risk including; where any labor disruptions have occurred in the past, whether any significant labor agreements are due to be renegotiated in the near future and where any of your significant labor agreements are due to expire within the next two years.

    Response:  The Company has revised the disclosure to respond to the comment.

Discovery's revenue is dependent upon continued sale of advertising, page 9

  7.
  Comment:  Discuss the risks described in two separate risk factors; one to address the dependence upon continued sale of advertising, and the other to address your need to maintain affiliation agreements.

    Response:  The Company has revised the disclosure to respond to the comment.

Management's Discussion and Analysis, page 27

  8.
  Comment:  Briefly disclose the percentage of your consolidated revenue that is attributable to Ascent Media and to Discovery. Add similar disclosure in the "Summary" section on page 1.

    Response:  The staff is hereby advised that Ascent Media is a consolidated subsidiary of the Company, whereas Discovery is an equity method affiliate of the Company. Accordingly, Discovery's results of operations are included in the Company's statement of operations on a net basis in "Share of earnings (losses) of DCI." In response to the staff's comment, the Company has added disclosure as to the method of accounting for Ascent Media and Discovery on pages 1 and 27 of the Information Statement.

Results of Operations, page 29

  9.
  Comment:  We note your reference to "declining rates for media services" on page 31. To the extent you believe this is a trend in your industry that may impact your revenues, please revise your disclosure describe this trend in greater detail. Please refer to Item 303(a)(3)(ii) of Regulation S-K.

    Response:  The staff is hereby advised that while competition for traditional media services remains strong, the Company currently does not see declining rates as a trend. The Company cannot, however, control the market or pricing by its competitors. The Company has added disclosure on page 29 of the Information Statement indicating that the Company cannot predict what effect competition will have on rates in the future.

Cost of Services, page 30

  10.
  Comment:  Revise your disclosure to clarify the "changes in business mix" that have caused expenses for the media management services group to increase.

    Response:  The Company has revised the disclosure to respond to the comment.

Management's Discussion and Analysis—Discovery, page 34

Cost of revenue and SG&A Expenses, page 36

  11.
  Comment:  Further explain your "ongoing cost management initiatives" and how these initiatives have resulted in your costs not increasing at the same rate as your revenue.

    Response:  The Company has revised the disclosure to respond to the comment.

Liquidity and Capital Resources, page 41

  12.
  Comment:  Please expand your discussion of liquidity and capital resources to include the anticipated effect of the Discovery long term incentive plans on results of operations, cash flows and liquidity. Your discussion should include an analysis of trends within the plan and sources of capital to fulfill obligations under the plans.

    Response:  The Company has revised the disclosure to respond to the comment.

Contractual Obligations, page 43

  13.
  Comment:  Please provide a description for amounts included in other in your table of contractual obligations. It would appear that these amounts are related to Discovery's obligations under their long term incentive plans, however, the amount included in the table does not reconcile to amounts on balance sheet at December 31, 2004.

    Response:  The Company has revised the disclosure to respond to the comment.

Combined Statements of Operations, page F-4

  14.
  Comment:  Please provide a calculation of basic and diluted earnings per share and the related disclosures as required by FAS 128.

    Response:  A calculation of pro forma basic and diluted earnings per share has been added to the Statement of Operations on page F-4 of the Information Statement, and a description of the calculation has been added to Footnote 3, Summary of Significant Accounting Policies, on page F-11 of the Information Statement.

Note 3—Summary of Significant Accounting Policies, page F-8

  15.
  Comment:  Please confirm that all amounts classified as trade receivables at December 31, 2004 or 2003 are expected to be collected within twelve months of the balance sheet date.

    Response:  The staff is hereby advised that the Company expects all amounts classified as trade receivables at December 31, 2004 or 2003 to be collected within twelve months of the balance sheet date.

  16.
  Comment:  Please update your table illustrating the effect on net earning if the fair value based method of accounting for stock options had been applied to all unvested awards to include pro forma basic and diluted earnings per share.

    Response:  The effect on pro forma basic and diluted earnings per share of the fair value based method of accounting for stock options has been added to the disclosure on page F-12 of the Information Statement.

  17.
  Comment:  Provide disclosures in an appropriate footnote to the financial statements for stock based compensation plans as required under FAS 123. In this regard we note that some employees will hold Discovery Holding options due to the spin off as discussed on page 20 (Treatment of LMC Stock Incentive Awards). For guidance, refer to paragraphs 45-48 of FAS 123.

    Response:  The staff is hereby advised that, as currently contemplated by LMC, no options or appreciation rights with respect to any equity securities of the Company will be issued by the Company in connection with the Spin Off. The disclosure on page 20 of the Information Statement has been revised accordingly. Outstanding options and stock appreciation rights issued by LMC will be adjusted as a result of the Spin Off in accordance with the terms and conditions of such awards and related plans. The terms of such adjustments have not been determined; however, both the original awards and any such adjustments will remain the obligations of LMC.

    Compensation expense related to such awards and adjusted awards held by officers and employees of LMC, including officers who will also serve as officers of the Company, will be recognized by LMC. A portion of the compensation cost for those officers and employees of LMC that also serve as officers of the Company will be billed to the Company based on the terms of the services agreement to be entered into between LMC and the Company. Compensation expense related to LMC options held by employees of Ascent Media will continue to be recognized by the Company. Accordingly, as discussed with the staff, the disclosures required by Paragraphs 46-48 of FAS 123 are not applicable to the Company. The disclosures required by Paragraph 45 of FAS 123 are included in Footnote 3, Summary of Significant Accounting Policies-Stock-Based Compensation.

Note 9—Acquisitions, page F-17

  18.
  Comment:  Please provide additional disclosure of the contingencies set forth in the purchase agreement for London Playout Centre Limited. In addition, provide guidance as to management's expectations for payout of the $9 million in contingent payments and disclose how you are accounting for the contingency.

    Response:  The Company has revised the disclosure to respond to the comment.

Note 15—Information About Operating Segments, page F-22

  19.
  Comment:  Please disclose goodwill by reportable segment as required by paragraph 52(c) of FAS 141.

    Response:  Disclosure regarding goodwill by reportable segment has been added to Footnote 7, Goodwill and Other Intangible Assets on page F-15 of the Information Statement.

  20.
  Comment:  Please explain why you do not provide external revenues by products and services required by paragraph 37 of FAS 131.

    Response:  The staff is advised that, while, in general, Ascent Media's creative services group and media management group each provide many different products and services, such products and services are combined as part of larger processes and projects that are characterized as post-production projects for the creative services group and media management projects for the media management services group. Accordingly, by disclosing the separate revenue for these two groups, the Company has provided revenue for "each group of similar products and services" as required by paragraph 37 of FAS 131. The staff is further advised that the Company's network services group provides two distinct services, Broadcast Services and System Integration Services. The Company has added disclosure regarding the amount of revenue for each of these services in a footnote to the table on page F-24 of the Information Statement.

Discovery Communications Inc.

Note 2—Summary of Significant Accounting Policies, page F-30 Capitalized Software Costs, page F-31

  21.
  Comment:  Please disclose the total amount charged to expense in each income statement presented for amortization of capitalized computer software costs and for amounts written down to fair value. For guidance, refer to paragraph 11 of FAS 86. In addition, disclose the amount of software costs that were capitalized for each period.

    Response:  The Staff is advised that all of Discovery's capitalized software costs are developed for internal use. As such, Discovery consistently applies the requirements of SOP 98-1 and believes it has provided all the disclosures required by the standard. Discovery has advised the Company that it intends to enhance the disclosure in its future financial statements to clarify that all capitalized software costs are for internal use and will continue to follow the related requirements of SOP 98-1.

    In response to the Staff's request for amounts related to capitalized software, the Company supplementally advises the Staff that during 2004, 2003, and 2002, Discovery capitalized computer software costs of $28.6 million, $18.3 million and $20.7 million. Amortization of capitalized computer software costs totaled $18.4 million, $15.5 million and $16.2 million during 2004, 2003, and 2002. Write-offs of capitalized software totaled $4.0 million in 2004; there were no write-offs for capitalized computer software costs during 2003 and 2002.

Reclassifications, page F-35

  22.
  Comment:  Please explain in the filing the meaning of "book overdrafts."

    Response:  The staff is advised that book overdraft positions arise when outstanding checks exceed cash balances in certain bank accounts for which no legal right of offset exists. These overdrafts have been classified as other current liabilities and total $12.1 million and $42.9 million at December 31, 2004 and 2003, respectively. Discovery has advised the Company that it intends to enhance its disclosure in future financial statements to provide a definition of "book overdrafts."

Note 6—Property and Equipment, page F-36

  23.
  Comment:  We note your disclosure regarding capital leases in Note 2. Please disclose the gross amount of assets recorded under capital leases as of the date of each balance sheet presented. For guidance refer to paragraph 13 of FAS 13.

    Response:  The staff is advised that the cost and accumulated depreciation of Discovery's assets recorded under capital leases are $29.1 million and $5.5 million at December 31, 2004, and $65.8 million and $45.1 million at December 31, 2003. The current disclosure in Note 6, which discloses the cost and accumulated depreciation of satellite transponders under capital leases, includes the large majority of Discovery's gross assets under capital leases. In addition, Discovery has disclosed its future minimum payments under capital leases in Note 10 to its financial statements, and Discovery has advised the Company that it believe that, in the aggregate, Note 6 and Note 10 include the disclosures required by paragraph 13 of FAS 13.

Note 9—Investments in Affiliated Companies, page F-38

  24.
  Comment:  Please disclose the percentage of ownership for each equity investee. In addition, disclose the difference, if any, between the amount at which an investment is carried and the amount of underlying equity in net assets and the accounting treatment of the difference. For guidance, refer to paragraph 20 of APB 18.

    Response:  The Staff is hereby supplementally advised that Discovery's percentage ownership of each unconsolidated equity investee is as follows:

Equity investments:	Ownership Percentage
JV Programs	50%
Animal Planet Japan	33 1/3%
Animal Planet Canada	23%
Discovery Canada	20%
Discovery Japan	50%
Discovery Health Canada	35%
Discovery Kids Canada	46 2/5%
Discovery Civilization Canada	33%
Meteor Studios	50%

    Discovery has disclosed the accounting method used for each investee in Note 9 of its consolidated financial statements, which was intended to provide the user of the financial statements the level of Discovery's control and/or influence.

    As Discovery's contractual arrangements with the BBC-related equity method investees (JV Programs, Animal Planet Japan, and Animal Planet Canada), which represent the majority of the unconsolidated investees, require cash contributions, provide for cash distributions, and contain governance provisions that do not correlate with investor contributions or ownership percentages, Discovery believes disclosing its ownership percentage would not be transparent or useful to the reader. Discovery has provided further disclosures with respect to its relationship with the BBC as a joint venture partner in Note 9 of its December 31, 2004 consolidated financial statements. Discovery agrees to monitor any changes in its relationship with the BBC related entities and to assess whether disclosing its ownership percentages would provide better transparency in its future financial statements.

    Discovery considers its other remaining unconsolidated investees (Discovery Canada, Discovery Japan, Discovery Health Canada, Discovery Kids Canada, Discovery Civilization Canada, and Meteor Studios) immaterial and, other than the method of accounting and inclusion in the combined financial information of the unconsolidated investees, believes no additional disclosure would be meaningful to the reader of its financial statements. Discovery will continue to monitor the materiality of these investees and, if material, would propose to include ownership percentages in its future financial statements.

    The Staff is also supplementally advised that there are no significant differences between the amount at which the equity method investees are carried and the underlying equity in the net assets, as contemplated by paragraph 20 of APB 18.

Note 13—Commitments and Contingencies, page F-43

  25.
  Comment:  Please tell us how much you currently have accrued for amounts that may be due in connection with long-term distribution agreements for certain European cable networks. In addition, explain how you have considered guidance in FAS 5 related to these agreements and disclose your estimate of a range of liability under the agreement, as appropriate.

    Response:  The Staff is advised that, at December 31, 2003 and 2004, Discovery had approximately $10 million accrued in connection with the referenced distribution agreement for certain European cable networks. Please see the Company's response below to Staff comment No. 26, for Discovery's accounting for this same arrangement and with consideration to FAS 5 and other accounting guidance.

  26.
  Comment:  Please tell us how you are accounting for the agreement to pay a satellite system operator a portion of the increase in value of related networks and reference any applicable accounting literature. In addition, tell us how you have considered guidance in EITF 01-9.

    Response:  The Staff is hereby supplementally advised as follows:

    At the end of the satellite system operator's 10-year contract (the "Agreement"), December 31, 2006, the contract provides for a payment to the operator representing a percentage of the networks' fair value, measured as of the last day of the contract, less Discovery's cost of capital to fund the networks. Discovery structured this payment as an economic incentive for the operator to renew the Agreement upon the end of the term. Discovery included this renewal incentive payment in the Agreement because the operator represented and still represents a significant majority of all the cable/satellite distribution in the UK.

    Given the significance of this distributor to the overall UK market, these networks will have substantially less value if no distribution agreement with this distributor is in place at December 31, 2006. In addition, the December 31, 2006 valuation will be materially impacted not only by the existence of a renewed agreement but by both the term/period of any renewed agreement and the license fees to be paid to Discovery under the renewed agreement, neither of which can be reasonably predicted at present.

    In determining its accounting model for this arrangement, Discovery concluded that any value that arises solely as a result of the renewed agreement should be treated in a manner analogous to launch support associated with the renewal period. Further, Discovery determined that any value that arises over the term of the original Agreement, without consideration of a renewed agreement, should be recorded over the term of the Agreement as a reduction of revenue. Discovery believes this model is more consistently and reliably measurable and better reflects the substance of the arrangement and is consistent with the framework of EITF 01-09.

    Based on the above, Discovery performs an internal valuation at period end, which estimates the December 31, 2006 payment assuming a renewed agreement is not in place (i.e., a "without" calculation). This amount is accrued ratably as contra revenue over the period of the Agreement. At December 31, 2004, Discovery's "without" calculation suggests there would be little to no payment at the termination date if a renewed agreement is not in place. Due to the inherent uncertainties regarding any valuation, Discovery has accrued approximately $10 million as a best estimate of some nominal settlement with the operator, assuming a renewed agreement is not in place. Discovery will treat any incremental value arising from a renewed agreement as launch support and plans to record it when the renewed agreement is in place and amortize it, as contra-revenue, over the term of a renewal period.

    The accounting model outlined above is responsive to the fact that the amount of the incentive payment is "interlinked" with the amount of the license fees that will be paid to Discovery under any renewed agreement. The greater the license fees paid to Discovery under a renewed agreement will increase the value of the networks and the value of the incentive payment to the distributor. In addition, the lower the license fees paid to Discovery will decrease the value of the networks and the value of the incentive payment. As a result, Discovery expects that the amount of the renewal incentive payment will likely be negotiated "part in parcel" with the negotiation of renewed distribution agreement. As the payment will be materially impacted by the terms of the renewed agreement, Discovery believes amortizing it against the corresponding revenue stream is the most appropriate treatment both for current and future financial reporting purposes and best reflects the economic substance of the payments.

    This model is also consistent with Discovery's estimation of the period of benefit for deferred launch support amounts. In accordance with FAS 142, Discovery does not include expected renewal periods in the original useful life of deferred launch incentives as the renewal periods are not assured. The period of benefit of deferred launch support payments is only extended when a renewed distribution agreement is in place. Discovery believes its treatment of this Agreement is analogous.

    Discovery has intended for its financial statement disclosures of the accounting model and the related commitment to be transparent and useful to the reader. Discovery has not disclosed a range of possible settlements under FAS 5 as it does not believe that the upper end of the range can be estimated with any degree of reliability. However, Discovery has disclosed that the amount of any settlement could materially exceed the amounts currently accrued if the agreement is renewed. Discovery does not anticipate a settlement payment to impact Discovery's liquidity. Discovery has advised the Company that it intends to update its disclosures of this matter in Discovery's future financial statements should a reasonably reliable range be developed.

* * *

        Please note that we have attached to this response letter as Exhibit A a statement from the Company providing the acknowledgements requested in the Comment Letter.

        If you have any questions with respect to the foregoing responses to the Comment Letter or require further information, please contact the undersigned at (212) 408-2597 or John Winter at (212) 408-2542.

Very truly yours,
Marc A. Leaf
cc: Hanna Teshome
Attorney-Adviser, Division of Corporate Finance
Charles Y. Tanabe
Discovery Holding Company

Exhibit A

Discovery Holding Company
12300 Liberty Boulevard
Englewood, Colorado 80112

May 9, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Max A. Webb
                  Assistant Director

Re:    Discovery Holding Company
         Registration Statement on Form 10
         File No. 0-51205
         Filed March 15, 2005

Dear Mr. Webb:

        Reference is made to (i) the Registration Statement on Form 10 (File No. 0-51205), originally filed with the Securities and Exchanged Commission (the "SEC") on March 15, 2005, and amended by Amendment No. 1 thereto filed on the date hereof (together with any further amendments thereto duly filed with the SEC, the "Filings") by Discovery Holding Company (the "Company") and (ii) a comment letter, dated April 8, 2005 (the "SEC Letter"), from the staff of the SEC with respect to the March 15, 2005 filing.

        In response to the comment in the SEC Letter, the Company does hereby acknowledge that:

  1.
  the Company is responsible for the adequacy and accuracy of the disclosure in the Filings;

  2.
  staff comments or changes to disclosure in response to staff comments in the Filings reviewed by the staff do not foreclose the SEC from taking any action with respect to the Filings; and

  3.
  the Company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Sincerely,
DISCOVERY HOLDING COMPANY
By:	/s/ CHARLES Y. TANABE
Name:	Charles Y. Tanabe
Title:	Senior Vice President

QuickLinks

  Exhibit A
Discovery Holding Company 12300 Liberty Boulevard Englewood, Colorado 80112